SEC FILE NUMBER 001-32508 CUSIP NUMBER 13200M508

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Camber Energy, Inc.

Full Name of Registrant

1415 Louisiana, Suite 3500

Address of Principal Executive Office (Street and Number)

Houston, Texas 77002

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Due to unanticipated technical difficulties with the EDGAR filing system, Camber Energy, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2020 (the “Report”), prior to the Commission’s filing deadline of 5:30 p.m., Eastern Time on June 29, 2020. Although the Company submitted the Report prior to the filing deadline, the Report was not accepted for filing by the Commission until 6:27 p.m., Eastern Time, on June 29, 2020.

Although the Company is aware that the Securities and Exchange Commission (SEC) has notified filers impacted by such technical difficulties that such filers will have their filing dates automatically adjusted by the SEC (unless the submission was suspended for an unrelated reason), and the Company’s EDGAR filing agent has confirmed with the SEC that the filing date of the Report will be updated, in an abundance of caution, the Company is filing this Form 12b-25 in the event the SEC does not, for any reason, adjust the filing date of the Report.

PART IV — OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

Robert Schleizer	(210)	998-4035
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Camber Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2020	By	/s/ Robert Schleizer
Chief Financial Officer